Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Announces Fourth-Quarter

and Full-Year 2012 Results

TAIPEI, Taiwan, April 11, 2013 – GigaMedia Limited (NASDAQ: GIGM) today reported fourth-quarter 2012 revenues of $4.8 million.

Cash outflow from operations in the fourth quarter of 2012 was approximately $383 thousand.

“In 2012, we lowered our cost structure in our online games business FunTown, helping to offset the impact of a market decline in PC-based games on our casual games business; we also started to develop a new cloud computing business,” stated GigaMedia Limited Chief Executive Officer Collin Hwang. “Despite challenging conditions, FunTown ended the year with net income, excluding impairment and bad debt charges, of approximately $2.5 million.”

“In 2013, we are taking strong steps to grow and strengthen FunTown by extending our offerings to the high-growth casual browser/mobile games market and developing our games in-house versus licensing games,” stated GigaMedia CEO Collin Hwang. “We are leveraging our deep expertise in casual games and our brand and creating a new multi-platform games business that delivers improved performance with lower business risk.”

“We will begin by placing existing FunTown games on game platforms in China in the first half of this year,” stated GigaMedia CEO Collin Hwang. “In the second half, we look forward to new casual browser/mobile game launches on FunTown.”

“In our newly launched cloud computing business, we continue to see strong opportunities for our software as a service for SMEs in Greater China, and are well positioned to expand our services to government agencies,” stated GigaMedia CEO Collin Hwang. “We are building a top-caliber product and team and moving quickly in Greater China.”

“Our new strategic cooperation agreement with global leader Atos strengthens our services with bank-grade security customers can trust, and will accelerate our growth by extending our market presence and helping us find new distributors and customers,” stated GigaMedia CEO Collin Hwang. “We plan to continue expanding the scope, reach, and quality of our cloud offerings by leveraging additional strategic channel and technology partnerships going forward.”

“Finally, we expect M&A to add synergies to our businesses and help drive our growth in 2013,” stated GigaMedia CEO Collin Hwang. “In sum, we are confident of delivering enhanced shareholder value in 2013 and beyond, and look forward to updating everyone on our progress.”

Fourth-Quarter Overview

•	A.V.A. revenues grew approximately 20 percent quarter-over-quarter; FunTown revenue declines were mainly attributable to lower contributions from the licensed MMO game Tales Runner.

•

Net loss, excluding a non-cash write-down of goodwill in the fourth quarter of $12.5 million related to FunTown, was $2.9 million. The non-cash write-down reflects GigaMedia’s strategy shift to multi-platform casual games and a more conservative management forecast for its FunTown business compared to previous strategies that focused on licensing MMO games and forecast aggressive growth. FunTown is currently developing a suite of new browser/mobile games in-house and plans to begin offering these games in the second half of 2013.

•	Cash outflow from operations of approximately $383 thousand.

•	Cash, cash equivalents and marketable securities-current of approximately $80.5 million at the end of the fourth quarter of 2012.

•	Short-term debt of approximately $7.7 million at the end of the fourth quarter of 2012.

•

GigaMedia Chief Executive Officer Collin Hwang purchased 961,200 shares of GigaMedia at an average price of $0.96 during the week of December 17, 2012. The purchases were made during an open window period and in full compliance with all company and legal guidelines. Mr. Hwang indicated his decision to purchase shares reflects his firm belief that GigaMedia’s shares are undervalued.

Recent Developments

•

GigaMedia announced a strategic cooperation agreement with global technology consultant Atos to strengthen and further develop GigaCloud, GigaMedia’s platform of cloud solutions for small-to-medium-enterprises (SMEs). GigaMedia plans to continue expanding the scope, reach, and quality of its GigaCloud offerings through additional strategic channel and technology partnerships going forward.

•

GigaMedia launched GigaCloud, its new cloud computing business focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness.

•	GigaMedia’s online games business FunTown is developing a suite of browser/mobile games in-house and plans to begin offering these games in late 2013.

Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games and cloud computing services. GigaMedia’s online games business FunTown develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile games. GigaMedia’s cloud computing business, GigaCloud, was launched in early April 2013 and is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness.

For the Fourth Quarter

GIGAMEDIA 4Q12 CONSOLIDATED FINANCIAL RESULTS

(unaudited, all figures in US$ thousands, except per share amounts)	4Q12	4Q11	Change (%)	4Q12	3Q12	Change (%)
Revenues (A)	4,833	7,373	-34	4,833	7,193	-33
Gross Profit (A)	2,670	4,277	-38	2,670	4,888	-45
Loss from Operations (A)	14,985	12,527	-20	14,985	909	-1,549
Income (Loss) from Continuing Operations (A)	(15,306)	(49,683)	69	(15,306)	5,370	NA
Net Income (Loss) Attributable to GigaMedia	(15,395)	(51,298)	70	(15,395)	5,869	NA
Net Income (Loss) Per Share, Diluted	(0.30)	(1.01)	70	(0.30)	0.11	NA
EBITDA (B)	(14,627)	(50,323)	71	(14,627)	6,707	NA
Cash, Cash Equivalents, Restricted Cash, and Marketable Securities-Current	80,503	109,344	-26	80,503	98,359	-18

(A)	Excludes results from discontinued operations.
(B)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the fourth quarter decreased to $4.8 million from $7.2 million in the third quarter of 2012 and from $7.4 million in the same period of 2011. The quarterly sequential variation was primarily attributable to a decline in Hong Kong in the fourth quarter in the game Tales Runner, overall softer demand for PC-based online games during the period, and the beneficial impact on third-quarter 2012 results of games licensing fees of approximately $1.5 million for games licensed to a foreign operator – all of which more than offset growth in A.V.A. Excluding licensing fees received in the third quarter, fourth-quarter 2012 revenues declined by $852 thousand quarter-over-quarter. Year-over-year results mainly reflected the impact of the deconsolidation of the subsidiary IAHGames and the effect on Giga’s currently PC-based online games business of the continuing shift in player preferences for browser/mobile games. GigaMedia is currently developing a suite of browser/mobile games in-house and plans to begin offering these games to its userbase in the second half of 2013.

Average monthly active paying accounts in the fourth quarter of 2012 decreased to approximately 49,000. Average monthly revenue per active paying account was approximately $30.49 during the fourth quarter, down 2 percent from the previous quarter. Fourth-quarter peak concurrent users were approximately 28,000, down 14 percent from the third quarter.

Consolidated gross profit for the fourth quarter was $2.7 million compared to $4.9 million in the third quarter of 2012 and to $4.3 million in the same period in 2011. Fourth-quarter 2012 consolidated gross profit margin decreased to 55.2 percent from 68.0 percent in the third quarter of 2012 and from 58.0 percent in the same period in 2011.

Third-quarter 2012 results benefited from game licensing fees received in the period, a high-margin category of revenues not recorded in the fourth quarter of 2012. Excluding such revenues, consolidated gross profit margin decreased to 55.2 percent from 59.4 percent in the third quarter.

Consolidated operating expenses for the fourth quarter of 2012, excluding a non-cash goodwill impairment charge of $12.5 million related to FunTown, were $5.2 million; including the aforementioned non-cash charge, the company’s consolidated operating expenses were $17.7 million. This compares to consolidated operating expenses of $5.8 million in the third quarter of 2012 and $16.8 million in the fourth quarter of 2011.

Consolidated product development and engineering expenses were $502 thousand in the fourth quarter of 2012 compared to $334 thousand in the previous quarter and $827 thousand in the fourth quarter of 2011.

Consolidated selling and marketing expenses were $1.4 million in the fourth quarter of 2012 compared to $1.9 million in the previous quarter and $2.3 million in the fourth quarter of 2011.

Consolidated general and administrative expenses were $2.5 million in the fourth quarter versus $3.6 million in the previous quarter and $4.3 million in the fourth quarter of 2011. Corporate operating expenses were $1.8 million in the fourth quarter of 2012, down from $2.3 million in the third quarter of 2012.

Consolidated loss from operations for the fourth quarter of 2012, excluding a non-cash goodwill impairment charge of $12.5 million related to FunTown, was $2.5 million; including the aforementioned non-cash charge, the company’s consolidated loss from operations was $15.0 million. This compares to a loss of $909 thousand in the third quarter of 2012 and a loss of $12.5 million in the fourth quarter of 2011. The period variations primarily reflected the aforementioned factors affecting revenues and costs and expenses, including the fourth-quarter 2012 non-cash goodwill impairment charge of $12.5 million.

Consolidated non-operating expenses/income during the fourth quarter of 2012 were expenses of $413 thousand compared to income of $6.8 million in the third quarter of 2012 and expenses of $37.1 million recorded in the fourth quarter of 2011. The period variations primarily reflected the gains on the sales of certain marketable securities and investments in the third quarter of 2012 that did not occur on the fourth quarter of 2012, and significant losses on equity method investments recorded in the fourth quarter of 2011.

Consolidated net loss for the fourth quarter of 2012, excluding a non-cash goodwill impairment charge of $12.5 million related to FunTown, was $2.9 million; including the aforementioned non-cash charge, the company’s consolidated net loss was $15.4 million. This compares to income of $5.9 million in the third quarter of 2012 and a loss of $51.3 million in the fourth quarter of 2011. The period variations primarily reflected the aforementioned factors affecting income/loss from operations and consolidated non-operating expenses/income.

Consolidated EBITDA for the fourth quarter of 2012, excluding a non-cash goodwill impairment charge of $12.5 million related to FunTown, was a loss of $2.1 million; including the aforementioned non-cash charge, the company’s consolidated EBITDA was a loss of $14.6 million. This compares to positive EBITDA of $6.7 million in the previous quarter and a loss of $50.3 million in the fourth quarter of 2011.

Cash and Strategic Investments

Cash, cash equivalents, and marketable securities-current were $80.5 million compared to $98.4 million at the end of the third quarter of 2012. The variation reflected a decrease in the value of marketable securities-current, which are composed of GigaMedia’s holdings of certain of its game studio investments. Total short-term borrowings remained at $7.7 million at the end of the fourth quarter.

For the Full Year 2012

GIGAMEDIA FY12 CONSOLIDATED FINANCIAL RESULTS

(all figures in US$ thousands, except per share amounts)	FY12 (unaudited)	FY11 (audited)	Change (%)
Revenues (A)	27,470	34,368	-20
Gross Profit (A)	16,082	19,954	-19
Loss from Operations (A)	(20,574)	(19,929)	3
Loss from Continuing Operations (A)	(13,596)	(67,390)	80
Net Loss Attributable to GigaMedia	(15,290)	(71,212)	79
Loss Per Share, Diluted	(0.30)	(1.32)	77
EBITDA (B)	(11,324)	(67,882)	83

(A)	Excludes results from discontinued operations.
(B)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for 2012 were $27.5 million compared to $34.4 million in 2011. The decrease reflected the deconsolidation of IAHGames and a decrease of $2.7 million in contributions from FunTown reflecting an ongoing shift in game play from PC-based games to browser/mobile games. In August 2012, GigaMedia concluded the disposal of a majority ownership interest in its IAHGames business unit as part of plans to rebuild the online games business. GigaMedia is currently developing a suite of browser/mobile games in-house and plans to begin offering these games to its userbase in late 2013.

Consolidated gross profit for 2012 decreased to $16.1 million from $20.0 million in 2011 attributable to the aforementioned revenue declines in GigaMedia’s online games business resulting from the deconsolidation of IAHGames and the aforementioned shift in game play from PC-based games.

Consolidated loss from operations for 2012, excluding a non-cash goodwill impairment charge of $12.5 million related to FunTown, was $8.1 million; including the aforementioned non-cash charge, consolidated loss from operations for 2012 was $20.6 million. This compares to a loss of $19.9 million in 2011.

Consolidated net loss for 2012, excluding a non-cash goodwill impairment charge of $12.5 million related to FunTown, was $2.8 million; including the aforementioned non-cash charge, consolidated net loss for 2012 was $15.3 million. This compares to a loss of $71.2 million in 2011.

Consolidated EBITDA for 2012, excluding a non-cash goodwill impairment charge of $12.5 million related to FunTown, was $1.2 million; including the aforementioned non-cash charge, consolidated EBITDA was a loss of $11.3 million. This compares to a loss of $67.9 million a year ago.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of April 11, 2013. Given potential changes in economic conditions and consumer spending, the evolving nature of gambling software, online games, and various other risk factors, including those discussed in the company’s 2011 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

Growth initiatives

In online games, GigaMedia is repositioning its business to align itself with strong growth in browser/mobile games and the development of a multi-screen, multi-platform market. The company is leveraging its expertise in casual games to develop new browser/mobile games in-house and plans to add new talent in 2013 to strengthen its FunTown operations. Management targets a comprehensive, multi-platform offering of self-developed browser, mobile and PC-based games by yearend delivering improved financial performance and lower business risk.

In cloud computing, management continues to see strong opportunities for software as a service for SMEs in Greater China. GigaMedia is leveraging strategic channel and technology partnerships to expand the scope, reach, and quality of its cloud offerings, and believes the business is well positioned to expand its offerings to cloud solutions for government agencies in the region.

First-quarter financial results

In the first quarter of 2013, management expects consolidated revenues to decline 10-15 percent compared to the fourth quarter of 2012. Management expects gross margin to remain steady at approximately 56 percent. The company does not anticipate bad debt expenses or write-downs in the first quarter, which, combined with ongoing tight cost controls, is expected to result in significant decreases in total operating expenses and net loss quarter-over-quarter, with positive operating income in GigaMedia’s online games business FunTown in the first quarter of 2013.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measures defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, amortization and minority interests) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Full-year and quarterly figures

All 2012 quarterly and full-year figures and all 2011 quarterly figures referred to in the text, tables and attachments to this release are unaudited; all full-year 2011 amounts are audited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Results from continuing operations

In June 2012, the board of directors approved a plan to dispose of the company’s Jidi Joy online games operations in Shanghai. As a result, Jidi Joy operations have been accounted for as a discontinued operation in accordance with U.S. GAAP. Therefore, the results of operations for Jidi Joy have been removed from the company’s results of continuing operations for all periods presented. The remaining assets and liabilities of Jidi Joy were not significant as of December 31, 2012.

Consolidated financial results for 2012 include results from the company’s IAHGames operations in Southeast Asia through July 2012. GigaMedia closed the sale of a majority of its interest in IAHGames in August 2012. As a result of the aforementioned changes, consolidated financial results for 2012 may not be comparable with other periods.

Conference Call and Webcast

Management will hold an investor conference call and webcast on April 11, 2013 at 8:00 p.m. Eastern Standard Time, which is 8:00 a.m. Taipei Time on April 12, 2013, to discuss GigaMedia’s fourth-quarter and full-year 2012 performance.

Dial-in numbers:

U.S.: +1-718-354-1231

International: +65-6723-9381

Passcode: 30476119

A replay will be available from 11:00 p.m. Eastern Standard Time on April 11, 2013 for seven days.

U.S.: +1-646-254-3697

International: +612-8199-0299

Passcode: 30476119

A link to the live and archived webcast will be available at www.gigamedia.com.

Conference Call Format

The call will consist of brief prepared remarks, followed by live Q&A and management responses to questions submitted via email. Questions may be sent in advance to IR@gigamedia.com.tw.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2012 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended

	12/31/2012	9/30/2012	12/31/2011	12/31/2012	12/31/2011
	unaudited	unaudited	unaudited	unaudited	audited
	USD	USD	USD	USD	USD
Operating revenues
Asian online game and service revenues	4,833,345	7,192,530	7,372,574	27,470,430	34,367,599
Operating costs
Cost of Asian online game and service revenues	2,163,347	2,304,217	3,095,826	11,388,027	14,413,176

Gross profit	2,669,998	4,888,313	4,276,748	16,082,403	19,954,423

Operating expenses
Product development and engineering expenses	501,642	333,780	826,565	1,470,535	1,956,245
Selling and marketing expenses	1,418,748	1,903,527	2,254,088	8,376,673	10,078,755
General and administrative expenses	2,477,315	3,553,053	4,344,841	13,384,233	18,100,919
Bad debt expenses	1,429	7,161	1,450,919	168,400	1,820,461
Impairment losses	13,206,787	0	7,926,991	13,206,787	7,926,991
Other	49,129	0	0	49,129	0

	17,655,050	5,797,521	16,803,404	36,655,757	39,883,371

Loss from operations	(14,985,052)	(909,208)	(12,526,656)	(20,573,354)	(19,928,948)

Non-operating income (expense)
Interest income	61,698	67,766	87,077	282,748	762,082
Gain on sales of marketable securities	0	4,237,057	6,299,029	5,665,119	6,299,029
Interest (expense) recoveries	(27,639)	277,573	(144,775)	(246,933)	(426,117)
Foreign exchange gain (loss) - net	85,543	207,612	(191,506)	433,814	(365,432)
Loss on disposal of property, plant and equipment	(149,677)	(5)	(25,499)	(208,834)	(48,835)
(Loss) gain on equity method investments - net	(343,343)	513,795	(36,209,752)	234,273	(47,869,137)
Gain on disposal of investments	1,024,413	1,455,935	4,738,588	2,480,348	4,738,588
Impairment loss on marketable securities and investments	(1,018,011)	(174,504)	(13,326,719)	(1,192,515)	(13,326,719)
Recovery of loss on termination of third-party participating right in subsidiary	0	0	1,347,502	0	2,012,283
Other	(45,521)	189,162	296,175	200,797	518,018

	(412,537)	6,774,391	(37,129,880)	7,648,817	(47,706,240)

(Loss) income from continuing operations before income taxes	(15,397,589)	5,865,183	(49,656,536)	(12,924,537)	(67,635,188)
Income tax benefit (expense)	91,207	(494,786)	(26,677)	(671,223)	245,013

(Loss) income from continuing operations	(15,306,382)	5,370,397	(49,683,213)	(13,595,760)	(67,390,175)
(Loss) income from discontinued operations, net of tax	(13,314)	14,387	(1,551,714)	(2,520,728)	(4,187,857)

Net (loss) income	(15,319,696)	5,384,784	(51,234,927)	(16,116,488)	(71,578,032)
Less: Net (gain) loss attributable to noncontrolling interest and subsidiary preferred shares	(74,896)	483,935	(62,760)	826,928	365,783

Net (loss) income attributable to GigaMedia	(15,394,592)	5,868,719	(51,297,687)	(15,289,560)	(71,212,249)

Earnings (loss) per share attributable to GigaMedia
Basic:

(Loss) income from continuing operations	(0.30)	0.12	(0.98)	(0.25)	(1.24)
Loss from discontinued operations	0.00	0.00	(0.03)	(0.05)	(0.08)

	(0.30)	0.12	(1.01)	(0.30)	(1.32)

Diluted:

(Loss) income from continuing operations	(0.30)	0.11	(0.98)	(0.25)	(1.24)
Loss from discontinued operations	0.00	0.00	(0.03)	(0.05)	(0.08)

	(0.30)	0.11	(1.01)	(0.30)	(1.32)

Weighted average shares outstanding:

Basic	50,719,976	50,719,976	50,742,119	50,719,976	54,038,870

Diluted	50,719,976	52,164,344	50,742,119	50,719,976	54,038,870

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	12/31/2012	9/30/2012	12/31/2011
	unaudited	unaudited	audited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	62,730,766	63,412,768	63,997,038
Marketable securities - current	17,772,661	34,202,346	42,346,805
Accounts receivable - net	2,828,683	3,840,731	6,450,950
Prepaid expenses	801,333	658,753	1,574,362
Restricted cash	0	743,611	3,000,000
Other receivables	62,005	2,793,986	750,544
Other current assets	939,601	1,005,737	799,981

Total current assets	85,135,049	106,657,932	118,919,680
Marketable securities - noncurrent	4,291,999	4,421,299	7,083,820
Investments	5,222,715	6,046,951	8,315,220
Property, plant & equipment - net	1,949,390	2,193,171	4,288,097
Goodwill	16,934,063	29,388,112	28,436,978
Intangible assets - net	15,675,066	15,831,067	15,534,597
Prepaid licensing and royalty fees	8,644,471	9,398,615	7,102,457
Other assets	2,541,709	707,679	2,025,144

Total assets	140,394,462	174,644,826	191,705,993

Liabilities and equity
Accounts payable	323,988	448,785	1,831,495
Accrued compensation	1,233,277	1,465,030	2,100,524
Accrued expenses	5,181,903	7,279,465	10,633,710
Short-term borrowings	7,747,934	7,679,181	11,773,920
Other current liabilities	7,160,234	7,600,727	9,318,627

Total current liabilities	21,647,336	24,473,188	35,658,276
Other liabilities	853,965	747,752	1,186,094

Total liabilities	22,501,301	25,220,940	36,844,370

Subsidiary preferred shares	0	0	1,786,091

GigaMedia’s shareholders’ equity	118,231,365	149,762,146	156,072,119
Noncontrolling interest	(338,204)	(338,260)	(2,996,587)

Total equity	117,893,161	149,423,886	153,075,532

Total liabilities and equity	140,394,462	174,644,826	191,705,993

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended			Twelve months ended

	12/31/2012	9/30/2012	12/31/2011	12/31/2011	12/31/2011
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	(15,394,592)	5,868,719	(51,297,687)	(15,289,560)	(71,212,249)
Depreciation	142,319	197,841	452,626	1,159,765	1,946,463
Amortization	596,534	538,120	553,716	2,204,480	2,267,934
Interest (income) expense	119,971	(373,723)	(13,573)	(49,099)	(520,930)
Income tax expense (benefit)	(91,207)	475,795	(18,091)	650,064	(363,234)

EBITDA	(14,626,975)	6,706,752	(50,323,009)	(11,324,350)	(67,882,016)